UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed

Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Sogou Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

83409V104

(CUSIP Number)

Timothy B. Bancroft

Goulston & Storrs PC

400 Atlantic Avenue

Boston, MA 02110

Tel: (617) 574-3511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

CUSIP NO. 83409V104	13D	PAGE 2 OF 12 PAGES

1.	NAME OF REPORTING PERSON Sohu.com Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 130,917,250 Class A Ordinary Shares[1]
	8.	SHARED VOTING POWER 95,555,259 Class A Ordinary Shares[2]
	9.	SOLE DISPOSITIVE POWER 130,917,250 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,917,250 Class A Ordinary Shares[3]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

[1]

Represents (i) 127,200,000 Class B ordinary shares (“Class B Ordinary Shares”) of the Issuer that are convertible into 127,200,000 Class A Ordinary Shares at any time at the election of the holder and (ii) 3,717,250 Class A Ordinary Shares, which in each case are held by Sohu.com (Search) Limited, which is a wholly-owned subsidiary of Sohu.com Limited. With respect to matters requiring a shareholder vote, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares vote together as one class. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. As a result, the 127,200,000 Class B Ordinary Shares and 3,717,250 Class A Ordinary Shares beneficially owned by Sohu.com Limited represent approximately 44.0% of the total voting power of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP NO. 83409V104	13D	PAGE 3 OF 12 PAGES

[2]

Sohu.com Limited may be deemed to have beneficial ownership of and shared voting power with respect to (i) 45,578,896 Class B Ordinary Shares (based on information reported in the Issuer’s Annual Report on Form 20-F filed by the Issuer with the SEC on April 21, 2020) held by THL A21 Limited (“THL”), a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), that are subject to a voting agreement, dated as of August 11, 2017, by and among Sohu.com (Search) Limited, THL and the Issuer (the “Voting Agreement with Tencent”); and (ii) 49,976,363 Class A Ordinary Shares (based on information reported in the Issuer’s Annual Report on Form 20-F filed by the Issuer with the SEC on April 21, 2020) beneficially owned by Photon Group Limited (“Photon”) and certain current and former members of the Issuer’s management that are subject to a voting agreement, initially entered into as of September 16, 2013 and amended as of August 11, 2017, among Sohu .com (Search) Limited, Photon, and such members of the Issuer’s management (the “Voting Agreement with Management”). Through its beneficial ownership of Class A Ordinary Shares and Class B Ordinary Shares and the Voting Agreement with Tencent, Sohu.com Limited has the power to appoint a majority of the board of directors of the Issuer.

[3]

Does not include 45,578,896 Class B Ordinary Shares and 49,628,863 Class A Ordinary Shares that may be deemed to be beneficially owned by Sohu.com Limited due to shared voting power under the Voting Agreement with Tencent and the Voting Agreement with Management. See Footnote (2).

CUSIP NO. 83409V104	13D	PAGE 4 OF 12 PAGES

1.	NAME OF REPORTING PERSON Sohu.com (Search) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) n/a
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 130,917,250 Class A Ordinary Shares[4]
	8.	SHARED VOTING POWER 95,555,259 Class A Ordinary Shares[5]
	9.	SOLE DISPOSITIVE POWER 130,917,250 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,917,250 Class A Ordinary Shares[6]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.8%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

[4]	Represents (i) 127,200,000 Class B Ordinary Shares that are convertible into 127,200,000 Class A Ordinary Shares at any time at the election of the holder and (ii) 3,717,250 Class A Ordinary Shares.
[5]

Sohu.com (Search) Limited may be deemed to have beneficial ownership of and shared voting power with respect to (i) 45,578,896 Class B Ordinary Shares that are subject to the Voting Agreement with Tencent; and (ii) 49,976,363 Class A Ordinary Shares that are subject to the Voting Agreement with Management.

[6]

Does not include 45,578,896 Class B Ordinary Shares and 49,628,863 Class A Ordinary Shares that may be deemed to be beneficially owned by Sohu.com (Search) Limited due to shared voting power under the Voting Agreement with Tencent and the Voting Agreement with Management. See Footnote (2).

CUSIP NO. 83409V104	13D	PAGE 5 OF 12 PAGES

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the Class A ordinary shares, par value $.001 per share (“Class A Ordinary Shares”), of Sogou Inc., a Cayman Islands company (the “Issuer”). The principal executive offices of the Issuer are located at Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China.

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. With respect to matters requiring a shareholder vote, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares vote together as one class. Each Class B Ordinary Share is entitled to ten votes and each Class A Ordinary Share is entitled to one vote.

The Issuer’s American depositary shares, each representing one Class A Ordinary Share (“ADSs”), are listed on the New York Stock Exchange under the symbol “SOGO.”

Item 2.	Identity and Background.

This Statement is being jointly filed by the following filing persons (collectively, the “Filing Persons”):

(i)	Sohu.com Limited, a Cayman Islands company; and

(ii)	Sohu.com (Search) Limited, a Cayman Islands company and a wholly-owned subsidiary of Sohu.com Limited.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Filing Persons have entered into a joint filing agreement attached hereto as Exhibit 2.1, with respect to the joint filing of this Statement and any amendment or amendments hereto.

The address of Sohu.com Limited’s principal business and principle office is Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China. The address of Sohu .com (Search) Limited’s principal business and principal office is c/o Sohu.com Limited, Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China.

Sohu.com Limited is an online media, video, search and game service group providing comprehensive online products and services on PCs and mobile devices in China. Sohu .com (Search) Limited is a wholly-owned subsidiary of Sohu.com Limited and is a holding company holding the equity interests in the Issuer that are beneficially owned by Sohu.com Limited.

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each of the directors and executive officers of Sohu.com Limited and Sohu .com (Search) Limited, which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

CUSIP NO. 83409V104	13D	PAGE 6 OF 12 PAGES

Neither of the Filing Persons, nor, to the best knowledge of the Filing Persons, any of the persons referred to in Appendix A, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The 3,717,250 Class A Ordinary Shares and the 127,200,000 Class B Ordinary Shares (collectively, the “Shares”) reported on this Statement were previously reported in a statement on Schedule 13G initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 13, 2018 and amended by Amendment No. 1 to Schedule 13G filed with the SEC on February 1, 2019.

Item 4.	Purpose of the Transaction.

The Reporting Persons initially acquired the Shares for investment purposes.

Merger Agreement

On September 29, 2020, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with THL, TitanSupernova Limited (“Parent”), and Tencent Mobility Limited, each of which is a direct or indirect wholly-owned subsidiary of Tencent, pursuant to which Parent will be merged with and into the Issuer in an all-cash transaction (the “Merger”), and the Issuer will become an indirect wholly-owned subsidiary of Tencent. Upon the effectiveness of the Merger, outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, other than Excluded Shares (as defined in the Merger Agreement), will be cancelled in exchange for the right of the holders thereof to receive $9.00 in cash per Class A Ordinary Share or ADS (the “Merger Consideration”).

Share Purchase Agreement

On or about the same time as the Issuer entered into the Merger Agreement, the Reporting Persons entered into a share purchase agreement with Parent (the “Share Purchase Agreement”), pursuant to which Sohu .com (Search) Limited agreed to sell all of the Shares owned by it to Parent (the “Share Purchase”) at a purchase price of $9.00 per share, which is equal to the per-share Merger Consideration under the Merger Agreement. If the Share Purchase is completed, the Reporting Persons will no longer have any beneficial ownership interest in the Issuer. References to the Share Purchase Agreement in this Statement are qualified in their entirety by reference to the Share Purchase Agreement, which is attached hereto as Exhibit 7.4 (with a copy of the Merger Agreement attached as Appendix I to the Share Purchase Agreement) and is incorporated herein by reference in its entirety.

CUSIP NO. 83409V104	13D	PAGE 7 OF 12 PAGES

The Merger is currently expected to close in the fourth quarter of 2020. The closing of the Share Purchase is expected to take place shortly prior to the completion of the Merger.

For a detailed description of the Merger Agreement and Merger, and the Share Purchase Agreement and the Share Purchase, see the respective Form 6-Ks furnished by the Issuer and by Sohu.com Limited to the SEC on September 29, 2020.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount Beneficially Owned:

As of the date of this Statement each of the Reporting Persons beneficially owns or may be deemed to beneficially own 130,917,250 Class A Ordinary Shares of the Issuer7.

Percent of Class: 33.8%

The foregoing percentage is calculated based on 387,590,916 outstanding ordinary shares of the Issuer, consisting of 108,833,041 Class A Ordinary Shares and 278,757,875 Class B Ordinary Shares, par value $0.001 per share (“Class B Ordinary Shares”), indicated by the Merger Agreement to be outstanding as of September 29, 2020.

(b)	Number of shares as to which each Reporting Person has or is deemed to have:

(i)	sole power to vote or to direct the vote: 130,917,250 Class A Ordinary Shares

(ii)	shared power to vote or to direct the vote: 95,555,259 Class A Ordinary Shares [8].

(iii)	sole power to dispose or to direct the disposition of: 130,917,250 Class A Ordinary Shares.

(iv)	shared power to dispose or to direct the disposition of: 0

(c)	The following transactions have been effected during the past 60 days:

None.

[7]	See Footnotes (1) and (4).
[8]	See Footnotes (2) and (5).

CUSIP NO. 83409V104	13D	PAGE 8 OF 12 PAGES

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Voting Agreement with Management

Under the Voting Agreement with Management, Photon and certain members of the Issuer’s management agreed to vote their Class A Ordinary Shares, subject to certain exceptions, to elect Sohu .com (Search) Limited’s designees to the board of directors of the Issuer (the “Board”). References to the Voting Agreement with Management in this Statement are qualified in their entirety by reference to the Voting Agreement with Management, which is attached hereto as Exhibit 7.1 and is incorporated herein by reference in its entirety.

Voting Agreement with Tencent

Under the Voting Agreement with Tencent, Sohu .com (Search) Limited and THL A21 agreed that, subject to certain exceptions, (i) within three years following the completion of the Issuer’s initial public offering, Sohu .com (Search) Limited will vote all Class B Ordinary Shares and Class A Ordinary Shares held by Sohu.com (Search) Limited, and THL A21 will vote 45,578,896 of THL A21’s Class B Ordinary Shares, to elect the Issuer’s directors such that the Board will consist of seven directors, four of whom will be appointed by Sohu.com (Search) Limited, two of whom will be appointed by THL A21, and the seventh of whom will be the Issuer’s then chief executive officer, and (ii) after three years following the completion of the Issuer’s initial public offering, Sohu .com (Search) Limited will be entitled to choose to change the size and composition of the Board, subject to THL A21’s right to appoint at least one director. References to the Voting Agreement with Tencent in this Statement are qualified in their entirety by reference to the Voting Agreement with Tencent, which is attached hereto as Exhibit 7.2 and is incorporated herein by reference in its entirety.

Registration Rights Agreement

The Issuer, Sohu .com (Search) Limited, THL and Photon entered into a registration rights agreement (the “Registration Rights Agreement”) on August 11, 2017. Under the Registration Rights Agreement, Sohu .com (Search) Limited, THL, and Photon are entitled to registration rights, including demand registration rights, Form F-3 registration rights, and piggyback registration rights at any time after the termination of the underwriters’ lockup period applicable to the Issuer’s initial public offering. References to the Registration Rights Agreement in this Statement are qualified in their entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 7.3 and is incorporated herein by reference in its entirety.

CUSIP NO. 83409V104	13D	PAGE 9 OF 12 PAGES

The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference in its entirety into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

2.1	Joint Filing Agreement, dated October 9, 2020, by and between Sohu.com Limited and Sohu.com (Search) Limited.

7.1	Voting Agreement dated September 16, 2013 among Sogou Inc., Sohu.com (Search) Limited, Photon, Xiaochuan Wang, and other members of the Issuer’s Management, as amended as of August 11, 2017 (incorporated by reference to Exhibit 4.6 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 21, 2020).

7.2	Voting Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, and THL A21 Limited (incorporated by reference to Exhibit 4.7 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 21, 2020).

7.3	Registration Rights Agreement dated as of August 11, 2017 among Sogou Inc., Sohu.com (Search) Limited, Photon and THL A21 Limited (incorporated by reference to Exhibit 4.8 to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 21, 2020).

7.4	Share Purchase Agreement, dated as of September 29, 2020, by and among Sohu.com Limited, Sohu.com (Search) Limited, and TitanSupernova Limited (incorporated by reference to 99.3 to the Form 6-K furnished by Sohu.com Limited to the SEC on September 29, 2020).

CUSIP NO. 83409V104	13D	PAGE 10 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 9, 2020

Sohu.com Limited

By:	/s/ Joanna Lv
Name: Joanna Lv
Title: Chief Financial Officer

Sohu.com (Search) Limited

By:	/s/ Xiufeng Deng
Name: Xiufeng Deng
Title: Director

CUSIP NO. 83409V104	13D	PAGE 11 OF 12 PAGES

Appendix A

Directors and Executive Officers of Sohu.com Limited

Names	Business Address	Present Principal Occupation or Employment	Country of Citizenship

Dr. Charles (Chaoyang) Zhang	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Chairman of the Board and Chief Executive Officer of Sohu.com Limited	China

Mr. Xiaochuan Wang	Level 15, Sohu.com Internet Plaza, No. 1 Unit Zhongguancun East Road, Haidian District, Beijing 100084, People’s Republic of China	Chief Executive Officer of Sogou Inc.	China

Mr. Dewen Chen	Changyou Building, Raycom Creative Industrial Park, No. 65 Bajiao East Road, Shijingshan District, Beijing	Chief Executive Officer of Changyou.com Limited	China

Ms. Joanna Lv	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Chief Financial Officer of Sohu.com Limited	China

Mr. Charles Huang	Suite 5206, Central Plaza, Wanchai, Hong Kong	Director of Sohu.com Limited	Hong Kong

Mr. Zhonghan Deng	16/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing 100191, People’s Republic of China	Independent Director of Sohu.com Limited	China

Mr. Dave De Yang	24W435 Arrow Ct. Naperville, IL 60540, the United States	Independent Director of Sohu.com Limited	United States

Mr. Dave Qi	the CKGSB, Tower E3, Oriental Plaza, 1 East Chang An Avenue, Beijing 100005, People’s Republic of China	Independent Director of Sohu.com Limited	Hong Kong

Mr. Shi Wang	Vanke Architecture Research Center, No. 68 Meilin Road, Futian District, Shenzhen 518049, People’s Republic of China	Independent Director of Sohu.com Limited	China

CUSIP NO. 83409V104	13D	PAGE 12 OF 12 PAGES

Sohu.com (Search) Limited

Name	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Xiufeng Deng	Level 18, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing 100190, People’s Republic of China	Sole Director	China